

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 4, 2007

Peter L. Hauser
Chief Executive Officer
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

> **Re: Entrx Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Schedule 13E-3**
> **Filed November 13, 2007**
> **File No. 0-02000**

Dear Mr. Hauser:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Provide an analysis as to why they do not believe Peter Hauser is an affiliate engaged in the going private transaction and, accordingly, should be named as a filing person on the cover page Schedule 13E-3. For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added in response to this comment. For example, include a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to

unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion.

Schedule 14A

2. Please disclose on the cover that the effect of the reverse/forward split will be to significantly reduce the number of shareholders by cashing out fractional shares.

Fairness of the Reverse/ Forward Split

3. We note that you have addressed your fairness determination to all the unaffiliated stockholders as a group. To the extent the transaction may have a different impact on different groups of unaffiliated security holders, the determination must include a discussion of the fairness of the transaction as to each such group. Please revise to address separately the fairness of the transaction to the unaffiliated security holders who will be cashed out and to the unaffiliated security holders who will remain shareholders of the company. See Q&A 19 of SEC Release No. 34-17719 (April 13, 1981).

4. In an appropriate section, disclose the number of shares and percentage ownership the directors and officers will have after the reverse/ forward splits.

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Filing Persons and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Filing Persons acknowledging that:

- each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Brigitte Lippmann at (202) 551-3713, Ade Heyliger, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3636 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Roger Frommelt, Esq.
       Felhaber Larson Fenlon & Vogt
       220 South Sixth Street, Suite 2200
       Minneapolis, MN 55402-4504